  HUNTER TAUBMAN WEISS LLP
New York ■ Washington, DC ■ Miami

May 24, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Moqizone Holding Corporation
Registration Statement on Form S-1
File No. 333-162131

Dear Sir or Madam:

We are counsel to Moqizone Holding Corporation (the “Company”).  On behalf of my client, we are filing this request to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-166839) that they initially filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010, (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended.  The initial Registration Statement was not declared effective; however, the Company filed Pre-Effective Amendment No. 1 to the Registration Statement on June 18, 2010 Pre-Effective Amendment No.2 October 15, 2010, Pre-Effective Amendment No. 3 on January 11, 2011; none of which have been declared effective.

The Company filed a Form 15-12G to voluntarily de-register on May 23, 2011.  Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement (File No. 333-166839), effective as of the date hereof.  The Company confirms that no securities have been issued or sold under the Registration Statement.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
HUNTER TAUBMAN WEISS LLP

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com